TENDER OFFER INFORMATION SUMMARY

By now, most of you who own Proxicom stock have received, or will receive, tender offer documents in the mail that are related to the pending acquisition of Proxicom by Dimension Data Holdings.

It is important to note that this summary does not constitute advice or represent a particular recommendation regarding any decision you may need to make, is not intended to substitute for the personal financial and tax advice that each of you should seek, and does not serve as a complete set of instructions. As with all other investments, we strongly recommend that you consult a CPA (Certified Public Accountant) or other qualified tax professional, a CFA (Certified Financial Analyst) and or an attorney prior to making any securities related decisions. In addition, please refer to the communications that you have received, or will be receiving, detailing tender offer instructions, and or consult with your broker, before taking any action.

            TIMING: The earliest expiration date for the tender offer is June 14, 2001. A subsequent tender offer period may take place, depending upon the number of shares tendered and when certain other conditions are satisfied. If 90% or more of Proxicom shares are tendered by June 14, DiData can effect a "short-form merger," and the merger could be consummated as early as June 15, 2001. If less than 90% of the Proxicom shares are received by June 14, and other conditions are met, a subsequent offering could take place. Again, this subsequent offering period may or may not take place. If the merger does not close on June 15 or shortly thereafter, it is not a definitive indication that it will not be completed, as there are many factors that influence the timing of the closing process.

            SHARES OWNED: Regarding shares of Proxicom stock that you currently own outright, you can either sell them at market price (e.g., closing price on June 8 was $7.45) or tender them to Dimension Data and receive the tender price of $7.50 (assuming that the conditions to the tender offer are met). These include shares you have acquired on the open market, purchased through a prior ESPP cycle, purchased through the Friends and Family program offered when Proxicom went public in April 1999, and or gifted to you. In any case, you should have received related tender offer documents in the mail. The tender offer documents were mailed directly from the brokerage house at which your shares are currently held. Please also read the section below which addresses what choices are available in the event you do not tender your shares and the transaction proceeds to closure.

If you choose to sell your shares at market price, please consult with your broker. If you choose to tender your shares to Dimension Data, you should follow the instructions that you should have received with the tender offer materials from your broker.

            STOCK OPTIONS - VESTED AND IN-THE-MONEY AND UNEXERCISED: For in-the-money options (options with a strike price of less than $7.50) that are currently vested and unexercised, you have several choices.

For those options that remain unexercised when the Proxicom stock option plan terminates (which is the day that the merger with Dimension Data is consummated
- as early as June 15), you will receive a payment directly through the normal Proxicom payroll processes provided you

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are a current employee of Proxicom at the time of the payout. The payout will be equal to the number of vested and unexercised options outstanding at the time the plan terminates multiplied by the $7.50 tender offer price less your strike price (cost) per share. Taxes will be deducted from the resulting amount and the balance will be paid to you through normal payroll processes. Taxes will be deducted from all types of options whether Incentive Stock Options (ISO) or Non Qualified Stock Options (NQSO).

With respect to the time period before the tender offer officially closes, you have at least two other choices related to your in-the-money vested options. You can exercise the options and sell the resulting shares into the market at the then-current market price (e.g., closing price on June 7 was $7.45), and receive the proceeds less any applicable taxes. Or, you can exercise the options and subsequently tender those shares to DiData in exchange for the $7.50 tender offer price (assuming that the conditions to the tender offer are met), for which funds will be distributed in accordance with the tender offer procedures set forth in the tender offer documents. In either case, you should consult with a financial advisor and make sure that your intentions are clearly communicated to your broker.

            STOCK OPTIONS - UNVESTED AND IN-THE-MONEY: For in-the-money options (options with a price of less than $7.50) that are unvested at the time the Proxicom stock option plan terminates, your options will be cancelled and DiData has agreed to make a cash payout in accordance with the existing vesting schedule that relates to each respective option grant. The payments will be made only if you remain an employee of Proxicom/DiData and will be made through normal payroll processes. The payout will be equal to the number of options that would have vested multiplied by the $7.50 tender offer price less your strike price (cost) per share for each respective option grant that you currently hold. Taxes will be deducted from the resulting amount and the balance will be paid to you via a direct deposit. Since the options will have been cancelled at that point, taxes will be deducted whether the cancelled options were Incentive Stock Options (ISO) or Non Qualified Stock Options (NQSO).

            CURRENT ESPP CYCLE SHARES: All shares acquired through this ESPP purchase will be deposited into each participant's Merrill Lynch account on or before Tuesday, June 12, 2001. Once you have acquired these shares, you will need to decide whether you wish to tender these shares in the pending tender offer and receive the $7.50 per share tender price (assuming that the conditions to the offer are met). Please be aware that the tender of these shares will not automatically occur.

If you wish to tender these shares, you must authorize Merrill Lynch to tender your shares to Dimension Data. In order to do so, you must fill out the TENDER OFFER FORM and e-mail it back to Daniel Gloates (dgloates@proxicom.com) no later than Tuesday, June 12, 2001. Forms will not be accepted after 5 pm PST on June
12. If you have already filled out the form and e-mailed it back to Daniel Gloates, you do not need to do it again in response to this summary. However, if you have not already filled out the form and emailed it to Daniel, please carefully review the attached form. As you will see, there are three options available to you. Please check the option that you wish to select. If your form is not received on time, Merrill Lynch cannot tender any of your shares as part of this process. Moreover, if you fail to respond to the request, it will be presumed that you do not wish to have your shares tendered at this time. It is anticipated that the proceeds of any tender will be delivered to your account at Merrill Lynch 7 to 14 days after the

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tender offer closes. If you would like the proceeds moved from your account at
Merrill Lynch, (via a wire transfer or by mailing an actual check), you will need to contact Merrill Lynch directly and make that request. To contact Merrill Lynch, please call 1-800-253-1751 or 1-202-659-7585 or email Michelle McGowan (MMMcGowan@pclient.ml.com) or Ellen McLellan (emclellan@pclient.ml.com). In addition, you can fax wiring instructions to Merrill Lynch at 1-202-659-6117.

            SHARES NOT TENDERED: Some people have asked whether they will receive payment automatically for shares not tendered when the tender offer closes. The answer is no. Assuming the transaction closes and all other terms of the Merger Agreement are satisfied, shareholders who have not tendered their shares in response to the tender offer will have a limited period of time to deliver their shares to the depository agent designated by Dimension Data for payment at the $7.50 tender price. The details of this process are set forth in Dimension Data's tender offer materials. Hence, under either scenario, you will need to take some affirmative steps to obtain payment for your shares.

We hope this helps clear up a few basic issues. Again, this section is not meant to constitute a complete list of instructions or choices, so please refer to the legal documents and consult your broker if you have any questions regarding the tender offer process.

                                   # # # #

This document is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer referred to herein is being made only through the offer to purchase, dated May 17, 2001, and related letter of transmittal. Investors and security holders are strongly advised to read the tender offer statement of Dimension Data which has been filed by Dimension Data with the Securities and Exchange Commission (the "SEC") and the Solicitation/Recommendation Statement of Proxicom which has been filed by Proxicom with the SEC because they contain important information. Investors and security holders may obtain a free copy of these statements and other relevant documents on the SEC's web site at: http://www.sec.gov. The Tender Offer Statement and related materials may also be obtained for free by directing such requests to Dimension Data. The Solicitation/Recommendation Statement may also be obtained for free by directing such requests to Proxicom investor relations.

This document contains forward-looking statements that are based on Proxicom's current expectations, estimates and projections. Words such as "expects," "anticipates," "forecasts," "intends," "plans," "believes," "projects," and "estimates," and variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve risks and uncertainties and are based on a number of assumptions that could ultimately

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prove inaccurate and, therefore, there can be no assurance that they will prove to be accurate. Actual results and outcomes may vary materially from what is expressed or forecast in such statements. Among the factors that could cause actual results to differ materially are changes in competitive or economic conditions affecting the e-business integration industry, pending or future litigation, changes in current laws and regulations, and general domestic and international economic and political conditions. Proxicom undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.